                                                    Filed by Insmed Incorporated

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Insmed Incorporated
                                                   Commission File No. 333-30098

On May 8, 2000, Celtrix Pharmaceuticals, Inc. issued the following press release:



COMPANY PRESS RELEASE

                       Celtrix and Insmed Pharmaceuticals
                        Mail Proxy Statements for Merger

SAN JOSE, Calif.--(BUSINESS WIRE)--May 8, 2000--Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) and Insmed Pharmaceuticals, Inc. announced today that their joint proxy statement has been mailed to stockholders of both companies. The proxy statement provides information for stockholders to vote on the previously announced acquisition of Celtrix by Insmed. Both companies have scheduled stockholder meetings on May 30, 2000.

         Insmed is a biopharmaceutical company focused on the development of products to treat metabolic and endocrine-related diseases such as diabetes and polycystic ovary syndrome (PCOS). The company is currently developing INS-1, a naturally occurring insulin sensitizer that achieves concentrations in the bloodstream following oral administration. It is being developed for type 2 diabetes and PCOS. To date in clinical trials, INS-1 has significantly improved both ovulation rates in women with PCOS as well as glycemic control parameters and lipid profiles in people with type 2 diabetes.

         Celtrix is a biopharmaceutical company developing novel therapeutics for a broad range of metabolic disorders, including late stage type 1 and type 2 diabetes and severe osteoporosis. The company's focus is on SomatoKine(R), a human recombinant equivalent to the naturally occurring complex of the hormone, insulin-like growth factor-I (IGF-I) and its primary binding protein (IGFBP3). Celtrix has completed Phase IIA clinical trials for the treatment of diabetes, severe osteoporosis (recovery from hip fracture) and traumatic burns.

         Statements included within this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from those described herein. Risks and uncertainties include: product candidates may fail in the clinic or may not be successfully marketed; lack of financial resources to complete development of clinical candidates; and competing products.

SOURCE: Insmed Pharmaceuticals, Inc.

Contact:

         Insmed Pharmaceuticals
         Sophia Twaddell, 312/751-3738

         or

         Celtrix Pharmaceuticals, Inc.
         Donald Huffman, 408/573-6232
                                      -end-
                                       ###
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         The matters discussed throughout these materials filed pursuant to Rule
425 under the Securities Exchange Act of 1933 on May 9, 2000, that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

         These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature of acquisitions), future revenues, earnings, margins, costs, demand for new pharmaceutical products, market trends in the pharmaceutical business, inflation and various economic and business trends. You can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing or proposed products or services, plans and objectives of management, and markets for stock of Insmed Incorporated, Celtrix and Insmed Pharmaceuticals. Any forward-looking statement speaks only as of the date on which the statement was made.

         Examples of factors that should be considered with respect to any forward-looking statements made throughout these materials include, but are not limited to, the following:

     o Legislative and regulatory initiatives that impact the provision of pharmaceutical products and services;

     o Market demand for pharmaceutical products and services, changes in the economies of areas served by the companies and catastrophic natural disasters;

     o        The  ability  of  Celtrix,  Insmed   Pharmaceuticals,   Insmed
              Incorporated, their suppliers and customers to successfully address Year 2000 readiness issues;

     o Unanticipated changes in operating expenses and capital expenditures;

     o General industry trends and the effects of vigorous competition in the biotechnology, biopharmaceutical and pharmaceutical industries;

     o Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission and similar agencies with regulatory oversight;

     o Employee workforce factors, including loss or retirement of key executives and scientists;

     o Technological developments resulting in competitive disadvantages and creating the potential for impairment of existing assets;

     o Unexpected costs or difficulties related to the integration of the businesses of Celtrix and Insmed Pharmaceuticals;

     o Regulatory delays or conditions imposed by regulatory bodies in approving the reorganizations;

     o General economic factors including inflation and capital market conditions; and

     o        Adverse changes in the securities markets.

         These factors are difficult to predict. They also contain uncertainties that may materially affect actual results, and may be beyond the control of Celtrix, Insmed Pharmaceuticals or Insmed Incorporated. New factors may emerge from time to time and it is not possible for us to predict new factors, nor can we assess the effect of any new factors on Celtrix, Insmed Pharmaceuticals or Insmed Incorporated

         These forward-looking statements are found at various places throughout these materials. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. None of Celtrix, Insmed Pharmaceuticals or Insmed Incorporated undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing pursuant to Rule 425 or to reflect the occurrence of unanticipated events.

         In connection with the reorganizations of Insmed Pharmaceuticals and Celtrix into a newly formed holding company, Insmed Incorporated, Insmed Incorporated has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4, as amended (File No. 333-30098) containing the preliminary joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix. On May 4, 2000, Insmed Incorporated filed with the SEC the definitive joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended. The definitive joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix has been distributed to the companies' shareholders. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors are able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Insmed Incorporated with the SEC can be obtained by contacting Insmed Incorporated at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219,
Attention: Michael D. Baer, Telephone (804) 828-6893. Information about Insmed Pharmaceuticals can be obtained by contacting Insmed Pharmaceuticals at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone (804) 828-6893. Documents filed with the SEC by Celtrix can be obtained by contacting Celtrix at the following address and telephone number: 2033 Gateway Place, Suite 600 San Jose, California 95110, Attention: Donald D. Huffman, Telephone (408) 988-2500. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the reorganizations.

         Insmed Pharmaceuticals, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Insmed Pharmaceuticals shareholders in connection with the reorganizations. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus filed by Insmed Incorporated with the SEC pursuant to Rule 424(b)(3) on May 4, 2000.

         Celtrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Celtrix stockholders in connection with the reorganizations. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus filed by Insmed Incorporated with the SEC pursuant to Rule 424(b)(3) on May 4, 2000.